Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity   James Hardie Industries N.V.

ARBN   097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Peter Donald Macdonald

Date of last notice	11 September 2002

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	17,18,19,21 November 2003

No. of securities held prior to change	261,000 fully paid shares/CUFS3,774,000 options

Class	Shares/CUFS

Number acquired	164,000

Number disposed	Nil

+    See chapter 19 for defined terms.

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Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$1,187,074.22 (on market purchase)

No. of securities held after change	425,000 fully paid shares/CUFS 3,774,000 options

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2